PRIMEWEST ENERGY TRUST

For the Annual General and Special Meeting of Unitholders
to be held on May 5, 2005 at 2:00 P.M. (Calgary time) at the Metropolitan Conference Centre, 333 – 4th Avenue S.W., Calgary, Alberta T2P 0H9

MANAGEMENT PROXY CIRCULAR

GENERAL PROXY INFORMATION

Solicitation of Proxy

This Management Proxy Circular is furnished in connection with the solicitation of proxies on behalf of Computershare Trust Company of Canada (the "Trustee"), in its capacity as trustee of PrimeWest Energy Trust (the "Trust"), by PrimeWest Energy Inc. ("PrimeWest") for use at the annual general and special meeting (the "Meeting") of the holders (the "Unitholders") of trust units ("Trust Units") of the Trust to be held at the time and place and for the purposes set forth in the notice of annual and special meeting of Unitholders (the "Notice of Meeting").  In addition to the use of mail, proxies may be solicited by personal interviews, telephone, or facsimile by directors and senior officers, employees and agents of PrimeWest, and arrangements may be made with banks, brokerage firms and others to forward proxy material to beneficial owners of Trust Units and Class A Exchangeable Shares (as defined herein).  The cost of the solicitation will be borne by the Trust.  Information contained herein is given as of the date hereof unless otherwise specifically stated.

For the purpose of this Management Proxy Circular, unless the context otherwise requires, capitalized terms shall have the meanings ascribed to such terms in the declaration of trust (the "Declaration of Trust") dated as of the 2nd day of August, 1996, restated as of November 6, 2002 and amended as of May 6, 2004 between PrimeWest and the Trustee.  A copy of the Declaration of Trust is available to Unitholders from the head office of the Trust on demand and upon payment of reasonable reproduction costs.

Appointment of Proxies

Unitholders who wish to vote their Trust Units should complete, execute and deliver by regular mail the attached form of proxy to Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 Attention:  Proxy Department (or by courier or hand delivery to Computershare's Calgary office at 600, 530 – 8th Avenue S.W., Calgary, Alberta T2P 3S8), not less than 24 hours (i.e. not later than 2:00 p.m. (Calgary time) on Wednesday, May 4, 2005) before the time for the holding of the Meeting or any adjournment thereof or with the Chair of the Meeting prior to the commencement thereof.  By a resolution of the board of directors of PrimeWest (the "Board of Directors"), the record date for the Meeting has been established as the close of business on Tuesday, March 15, 2005 (the "Record Date").  Only Unitholders of record as at the Record Date are entitled to receive notice of, and to vote at, the Meeting.  A Unitholder of record on the Record Date will be entitled to vote those Trust Units included in the list of Unitholders entitled to vote at the Meeting prepared as at the

Record Date, even though the Unitholder may subsequently dispose of his or her Trust Units.  No Unitholder who has become a Unitholder after the Record Date shall be entitled to attend or vote at the Meeting or any adjournment thereof.

The document appointing a proxy shall be in writing and shall be executed by the Unitholder or his attorney authorized in writing or, if the Unitholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

A Unitholder submitting a form of proxy has the right to appoint a person to represent him or her at the Meeting (who need not be a Unitholder) other than the persons designated in the form of proxy furnished on behalf of the Trustee.  To exercise such right, the names of the persons designated by PrimeWest should be crossed out and the name of the Unitholder's appointee should be legibly printed in the blank space provided.  In addition, the Unitholder should notify the appointee of his or her appointment, obtain his or her consent to act as appointee and instruct him or her on how the Unitholder's Trust Units are to be voted.

Notice to Beneficial Holders of Trust Units

The information set forth in this section is of significant importance to many Unitholders, as a substantial number of the Unitholders do not hold Trust Units in their own name.  Unitholders who do not hold their Trust Units in their own name (referred to herein as "Beneficial Unitholders") should note that only proxies deposited by Unitholders whose names appear on the records of the Trust as the registered holders of Trust Units can be recognized and acted upon at the Meeting or any adjournment thereof.  If Trust Units are listed in an account statement provided to a Unitholder by a broker, then in almost all cases those Trust Units will not be registered in the Unitholder's name on the records of the Trust.  Such Trust Units will more likely be registered under the name of the Unitholder's broker or an agent of that broker.  In Canada, the vast majority of such Trust Units are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities Limited, which acts as nominee for many Canadian brokerage firms).  Trust Units held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Unitholder.  Without specific instructions, the broker/nominees are prohibited from voting Trust Units for their clients.  The Trust does not know for whose benefit the Trust Units registered in the name of CDS & Co., a broker or another nominee, are held.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Unitholders in advance of Unitholders' meetings.  Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Unitholders in order to ensure that their Trust Units are voted at the Meeting or any adjournment thereof.  Often, the form of proxy supplied to a Beneficial Unitholder by its broker is identical to the form of proxy provided to registered Unitholders; however, its purpose is limited to instructing the registered Unitholder how to vote on behalf of the Beneficial Unitholder.  The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications Inc. (formerly Independent Investor Communications Corporation) ("ADP").  ADP typically mails a scannable voting instruction form in lieu of the proxy.  The Beneficial Unitholder is requested to complete and return the voting instruction form to them by mail or facsimile.  Alternatively, the Beneficial Unitholder can call a toll-free telephone number to vote the Trust Units held by the Beneficial Unitholder or they may access ADP's dedicated voting website at www.proxyvotecanada.com to deliver their voting instructions.  ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Trust Units to be represented at the Meeting or any adjournment thereof.  A Beneficial Unitholder receiving a voting instruction form cannot use that voting instruction form to vote Trust Units directly at the Meeting or any adjournment thereof as the voting instruction form must be returned as directed by ADP well in advance of the Meeting or any adjournment thereof, as the case may be, in order to have the Trust Units voted.

Revocability of Proxy

A Unitholder who has submitted a form of proxy as directed hereunder may revoke it at any time prior to the exercise thereof.  If a person who has given a proxy attends personally at the Meeting at which such proxy is to be voted, such person may revoke the proxy and vote in person.  In addition to the revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the Unitholder or his attorney or authorized agent and deposited either at the registered office of the Trustee at any time up to 2:00 p.m. (Calgary time) on the last business day preceding the date of the Meeting, or any adjournment thereof, or with the Chair of the Meeting on the day of the Meeting or any adjournment thereof, in either case prior to its commencement, and upon either of such deposits, the proxy is revoked.

Exercise of Discretion by Proxy

The Trust Units represented by proxy in favour of the listed nominees will be voted on any ballot at the Meeting and, where the Unitholder specifies a choice with respect to any matter to be acted upon, such Trust Units shall be voted on any ballot in accordance with the specification so made.  In the absence of such specification, Trust Units will be voted in favour of the proposed resolutions contained herein.  The persons appointed under the form of proxy furnished on behalf of the Trust by PrimeWest are conferred with discretionary authority with respect to amendments or variations of those matters specified in the proxy and notice of meeting and as to other matters which may properly come before the Meeting.  At the time of mailing of this Management Proxy Circular, neither the Trustee nor the management of PrimeWest know of any such amendment, variation or other matter.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Trust Units

The Trust is authorized to issue an unlimited number of Trust Units.  As at the Record Date, 71,167,108 Trust Units were issued and outstanding.  Unitholders of record are entitled to notice of and to attend at the Meeting, in person or by proxy, and to one vote per Trust Unit held on any ballot thereat.  All votes on matters to be brought before the Meeting that require approval by a special resolution shall be conducted by a poll.

When any Trust Unit is held jointly by several persons, any one of them may vote at the Meeting in person or by proxy in respect of such Trust Unit, but if more than one of them shall be present at the Meeting in person or by proxy, and such joint owners of the proxy so present disagree as to any vote to be cast, the joint owner present or represented whose name appears first in the register of Unitholders maintained by the Trustee shall be entitled to cast such vote.

Class A Exchangeable Shares

In accordance with the Amended and Restated Class A Exchangeable Shares Voting and Exchange Trust Agreement dated January 1, 2002 among the Trust, PrimeWest and Computershare Trust Company of Canada, in its capacity as voting and exchange trustee (the "Voting and Exchange Trustee"), the Trust has issued a special voting unit (the "Special Voting Unit") to the Voting and Exchange Trustee, for the benefit of the holders (other than the Trust and PrimeWest) of the non-voting class A exchangeable shares of PrimeWest (the "Class A Exchangeable Shares").  The Special Voting Unit carries a number of votes exercisable at the Meeting equal to the number of Trust Units (rounded down to the nearest whole number) into which the Class A Exchangeable Shares are exchangeable on the Record Date.

Each holder of a Class A Exchangeable Share on the Record Date is entitled to direct the Voting and Exchange Trustee to exercise that number of votes attached to the Special Voting Unit equal to the number of Trust Units (rounded down to the nearest whole number) into which the Class A Exchangeable Share of such holder is exchangeable.  Alternatively, such holder is entitled to direct the Voting and Exchange Trustee to give a proxy to such holder or his designee to exercise personally such votes or to give a proxy to a designated agent or other representative of the management of the Trust or PrimeWest to exercise such votes.  The Voting and Exchange Trustee will exercise each vote attached to the Special Voting Unit only as directed by the holder and, in the absence of instructions from a holder as to voting, will not exercise such votes.  Only holders of Class A Exchangeable Shares of record on the Record Date are entitled to receive notice of, and vote at, the Meeting.  Holders of Class A Exchangeable Shares of record on the Record Date will be entitled to direct the voting of the corresponding votes attached to the Special Voting Unit to the extent of the rights attached to the Class A Exchangeable Shares included in the list of such holders prepared as at the Record Date, even though such a holder may subsequently dispose of his or her Class A Exchangeable Shares.  No one who acquires Class A Exchangeable Shares after the Record Date shall be entitled to attend or vote at the Meeting on the basis of such Class A Exchangeable Shares.

The Voting and Exchange Trustee has sent the Notice of Meeting to the holders of the Class A Exchangeable Shares, together with the related meeting materials and a statement as to the manner in which the holder may instruct the Voting and Exchange Trustee to exercise the votes attaching to the Special Voting Unit.  Such instructions may be delivered by regular mail to Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 Attention:  Proxy Department (or by courier or hand delivery to 600, 530 – 8th Avenue S.W., Calgary, Alberta, T2P 3S8).  In order to be valid such instructions must be received by the Voting and Exchange Trustee not later than 2:00 p.m. (Calgary time) on Wednesday, May 4, 2005.

A holder of Class A Exchangeable Shares who has submitted instructions to the Voting and Exchange Trustee with respect to the exercise of votes attached to the Special Voting Unit may revoke it at any time prior to the exercise thereof.  In addition to the revocation in any other manner permitted by law, a direction to the Voting and Exchange Trustee may be revoked by instrument in writing executed by the holder of the Class A Exchangeable Share or his attorney or authorized agent and deposited with Computershare Trust Company of Canada at any time up to 2:00 p.m. (Calgary time) on Wednesday, May 4, 2005, and upon such deposit, the direction is revoked.

As at the Record Date, PrimeWest had 1,226,049 issued and outstanding Class A Exchangeable Shares exchangeable in the aggregate into 637,006 Trust Units.

Principal Holders of Trust Units

To the best of the knowledge of the directors and executive officers of PrimeWest, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, Trust Units carrying more than five percent (5%) of the votes attached to all of the issued and outstanding Trust Units.

Quorum for Meeting

At the Meeting, a quorum shall consist of two or more persons either present in person or represented by proxy and representing in the aggregate not less than 5% of the outstanding Trust Units.  If a quorum is not present at the Meeting within one-half hour after the time fixed for the holding of the Meeting, it shall stand adjourned to such day being not less than 14 days later and to such place and time as may be determined by the Chair of the Meeting.  At such Meeting, the Unitholders present either personally or by proxy shall constitute a quorum.

Approval Requirements

The specific resolutions that Unitholders will be asked to approve at the Meeting include resolutions which would elect the directors of PrimeWest, appoint the auditors of PrimeWest, and reconfirm the Unitholder Rights Plan (as defined herein) and reappoint the Trustee, both for a period ending at the third annual meeting of Unitholders following the Meeting.

In order to be effective, the foregoing resolutions require the approval of more than 50% of the votes cast in respect of those resolutions by or on behalf of Unitholders present in person or represented by proxy at the Meeting.

MATTERS TO BE CONSIDERED AT THE MEETING

1.

Financial Statements

At the Meeting, the consolidated financial statements of the Trust for the year ended December 31, 2004 and the auditors' report thereon will be presented.  These consolidated financial statements and Management's Discussion & Analysis ("MD&A") relating thereto are included in the 2004 Annual Report of the Trust.

2.

Election of Directors

The Board of Directors currently consists of eight members.

The following persons are proposed by PrimeWest on behalf of the Trustee as the nominees for election as directors of PrimeWest to serve until the next annual meeting of Unitholders or until their successors are duly elected or appointed.  If any vacancies occur in the slate of such nominees because any nominee is unable to serve or will not serve, the discretionary authority conferred by the proxies will be exercised to grant approval to the Trustee to cause PrimeWest to vote for the election of any other person or persons nominated by PrimeWest on behalf of the Trustee.  The names of the nominees for election as directors, their municipalities of residence, principal occupations, year in which each became a director of PrimeWest and numbers of Trust Units beneficially owned or over which control or direction is exercised by such persons, as at December 31, 2004, are as follows:

Name and Present Principal Occupation or Employment	Director of PrimeWest Since (5)	Municipality of Residence	Trust Units Beneficially Owned or over which Control or Discretion is Exercised as at December 31, 2004 (#/%)(6)
HAROLD P. MILAVSKY (1) (3) Chair Quantico Capital Corp.	1996	Calgary, Alberta	17,850(7)/0.02
BARRY E. EMES (3) Partner Stikeman Elliott LLP	1996	Calgary, Alberta	6,313(8)/0.008
HAROLD N. KVISLE (2) (4) President TransCanada Corporation	1996	Calgary, Alberta	24,314(8)/0.03
KENT J. MACINTYRE(4) Independent Businessman	1996	Calgary, Alberta	50,408(9)/0.06
MICHAEL W. O'BRIEN (1)(3) Corporate Director	2000	Canmore, Alberta	6,895/0.008
W. GLEN RUSSELL (2) (4) Management Consultant	2003	Calgary, Alberta	3,774(10)/0.004
JAMES W. PATEK (2) (4) President Patek Energy Consultants	2003	Fripp Island, South Carolina, U.S.A.	1,000/0.001
PETER VALENTINE (1) Senior Adviser to CEO, Calgary Health Region Senior Advisor to Dean of Medicine, University of Calgary	2004	Calgary, Alberta	566(10)/0.0007

Notes:

(1)

Member of the Audit and Finance Committee.

(2)

Member of the Compensation Committee.

(3)

Member of the Corporate Governance and EH&S Committee.

(4)

Member of the Operations and Reserves Committee.

(5)

The term of office of each director expires at the next annual meeting, unless earlier terminated.

(6)

Percentage of ownership based upon total units and Class A Exchangeable Shares issued and outstanding, Trust Units issuable pursuant to the conversion of the Convertible Subordinated Unsecured Debentures and Trust Units issuable under the Long Term Incentive Plan, diluted at December 31st, 2004  (80,487,151).

(7)

 Includes 4,000 Trust Units held through Quantico Capital Corp.

(8)

Includes five year Convertible Unsecured Subordinated Debentures (Series I) convertible to Trust Units at a price of $26.50 per Trust Unit, 37.7358 Trust Units per $1,000.00 Debenture, which, in the case of Mr. Emes, consists of 25 Debentures convertible into 943 Trust Units and, in the case of Mr. Kvisle, consists of 50 Debentures convertible into 1,887 Trust Units.

(9)

Consists of 100,000 Class A Exchangeable Shares (which, at December 31, 2004, were exchangeable into 50,408 Trust Units), all of which were held by Canadian Income Fund Group Inc., a corporation wholly-owned by Mr. MacIntyre.

(10)

Consists of five year Convertible Unsecured Subordinated Debentures (Series I) convertible to Trust Units at a price of $26.50 per Trust Unit, 37.7358 Trust Units per $1,000.00 Debenture, which, in the case of Mr. Russell equals 100 Debentures convertible into 3,774 Trust Units and, in the case of Mr. Valentine, equals 15 Debentures convertible into 566 Trust Units.

Each of the foregoing persons has been engaged in the occupation set forth above or similar occupations with the same employer for the five preceding years, other than: (a) Mr. Kvisle who prior to May 2001 was Senior Vice President, Energy Operations of TransCanada Pipelines Limited (October 1999 to May 2001); (b) Mr. MacIntyre who prior to January 2003 was Vice-Chairman and Chief Executive Officer of PrimeWest; (c) Mr. O'Brien who prior to June 2002 was Executive Vice President, Corporate Development and Chief Financial Officer of Suncor Energy Inc. (December 1999 to June 2002); (d) Mr. Patek who prior to June 2000 was President of Fletcher Challenge Energy Canada; and (e) Mr. Valentine who for the period of December 2003 to June 2004 was also Interim Vice-President, Finance and Services at the University of Calgary and prior to January 2002 served as the Auditor General for the Province of Alberta (March 1995 to January 2002).

3.

Appointment of Auditors

Unless it is specified in a proxy that the Unitholder withholds approval for the Trustee to cause the appointment of PricewaterhouseCoopers LLP ("PWC") as auditors of PrimeWest and the Trust, the persons named in the enclosed form of proxy intend to grant approval to PrimeWest on behalf of the Trustee to cause the appointment of PWC as auditors of PrimeWest and the Trust, to hold office until the next annual meeting of Unitholders following the Meeting, with remuneration to be determined by PrimeWest and approved by the Board of Directors.  Fees paid to PWC during 2004 totalled $479,434, of which $165,034 pertained to consulting matters.

Representatives of PWC will be present at the Meeting and will have the opportunity to make a statement and to respond to appropriate questions.

4.

Amendment and Reconfirmation of Unitholder Rights Plan

Unitholders will be asked at the Meeting to consider and, if deemed advisable, to approve, by a simple majority of votes cast at the Meeting, a resolution, the text of which is set forth in Schedule "A" to this Management Proxy Circular (the "Rights Plan Resolution"), to amend, reconfirm and approve the Unitholder Rights Plan of the Trust which is embodied in the Unitholder Rights Plan Agreement dated as of March 31, 1999 between the Trust and The Trust Company of Bank of Montreal, as rights agent, as amended and restated as of April 5, 2002, between the Trust and Computershare Trust Company of Canada (the "Rights Plan"). According to the existing terms of the Rights Plan,

 Unitholder approval must be sought for the continuance of the Rights Plan at every third annual meeting of Unitholders after the initial approval on May 18, 1999.  The Rights Plan was amended on April 5, 2002 to conform its provisions to versions of rights plans then prevalent for public corporations in Canada and was reconfirmed by Unitholders on May 21, 2002.  As the Meeting represents the third annual meeting of Unitholders subsequent to that reconfirmation, the Unitholders are being asked to approve the Rights Plan Resolution amending the Rights Plan to provide that Unitholder approval must be sought for the continuance of the Rights Plan at every annual meeting of Unitholders subsequent to the Meeting and reconfirming the Rights Plan for a further initial term of one year.  If the Rights Plan Resolution amending and reconfirming the Rights Plan is not approved at the Meeting, the Rights Plan will terminate and be of no further force and effect.

The Board of Directors has determined that the continuation of the Rights Plan should be reviewed and subjected to Unitholder approval on an annual basis in order to ensure that it remains in the best interests of the Trust and its Unitholders.  For the purposes of the Meeting, and for the one year period following the Meeting, the Board of Directors has determined that the Rights Plan continues to be in the best interests of the Trust and its Unitholders and recommends that Unitholders vote in favour of the Rights Plan Resolution.  In the absence of a contrary instruction, the persons named in the enclosed form of proxy intend to vote in favour of passing the Rights Plan Resolution.

Under the Rights Plan, unit purchase rights ("Rights") were issued to holders of Trust Units of the Trust at the rate of one Right for each Trust Unit outstanding as at 11:59 p.m. (Calgary time) on April 5, 2002 (the "Record Time").  In addition, one Right will be issued with each new Trust Unit issued after the Record Time and prior to the earlier of the Separation Time and the redemption or expiration of the Rights.  The Rights Plan became effective on the Record Time and will continue in effect only if it is confirmed by simple majority of the votes cast by holders of Trust Units of the Trust at the Meeting.

Background to the Rights Plan

The experience of both the business and legal communities under Canadian securities laws demonstrates that such laws may not adequately protect Unitholders in the event that a bidder desires to obtain control of the Trust.

The objectives of the Rights Plan are to ensure that, in the event of a take-over bid or other control transaction for Trust Units of the Trust, all Unitholders will receive full and fair value for their units and will not be subject to abusive or coercive takeover strategies and that the Board of Directors, on behalf of the Trust and all of its Unitholders, will have the time and opportunity to evaluate the bid and its effects, to seek out alternative bidders and to explore, develop and evaluate other ways of maximizing Unitholder value. Under the Rights Plan, a bidder is encouraged either to make a Permitted Bid (as defined in the Rights Plan), without approval of the Board of Directors, having terms and conditions designed to promote fairness and meet the foregoing objectives, or, to negotiate the terms of a bid with the Board of Directors.

In considering whether to adopt the Rights Plan, the Board of Directors considered the current legislative framework in Canada governing take-over bids, developments in the terms of Unitholder and shareholder rights plans over the past number of years and the actual experiences in hostile take-over bids in Canada which have taken place over the past number of years for target Trusts having Unitholder rights plans.  The Rights Plan was not adopted by the Trust in response to, or in anticipation of, any acquisition proposal, and is not intended to prevent a take-over bid being made for the Trust or to secure continuance of management or the directors in office.

The Board of Directors has concluded that existing securities laws in Canada do not adequately protect the rights of Unitholders during take-over bids.

Operation of the Rights Plan - Overview

In general terms, if a person acquires twenty percent (20%) or more of the Trust Units (an "Acquiring Person") other than by way of a Permitted Bid, a Competing Bid (each as discussed below and defined in the Rights Plan) or a transaction otherwise approved by the Board of Directors, holders of Rights other than the Acquiring Person may acquire Trust Units at a significant discount to the then prevailing market prices.  Accordingly, in such a case, the Rights will cause substantial dilution to an Acquiring Person who becomes an Acquiring Person other than through a Permitted Bid, a Competing Bid or on terms approved by the Board of Directors.  The Rights Plan, through its dilutive aspects, is intended to discourage a potential acquiror from undertaking "creeping acquisitions" or buying a large block of shares from a select group of Unitholders through "private agreement transactions".  Because of the Permitted Bid and Competing Bid feature of the Rights Plan, a bidder does not have to negotiate with the Board of Directors, but is entitled to have the Unitholders determine whether to accept the bidder's offer.

While the Rights Plan is intended to regulate certain aspects of offers to acquire Trust Units (or securities convertible into or exchangeable for Trust Units), which together with the Trust Units already owned by the offeror, constitute in the aggregate twenty percent (20%) or more of the Trust Units (a "Take-over Bid"), it is not intended to deter a bona fide attempt to acquire control of the Trust if the offer is made fairly.  The adoption of the Rights Plan does not detract in any way from or lessen the duties imposed upon the Board of Directors at law to act honestly and in good faith with a view to the best interests of the Trust and its Unitholders in considering any Take-over Bid made for the Trust Units.  The Rights Plan states that nothing contained therein shall be construed to suggest or imply that the Board of Directors shall not be entitled to recommend that holders of Trust Units reject or accept any Take-over Bid or take any other action with respect to any Take-over Bid or otherwise that the Board of Directors believes is necessary or appropriate in the exercise of its fiduciary duties.

The Rights Plan will also not prevent any Unitholder from utilizing the proxy mechanism set out in the Declaration of Trust to propose a change in the terms of the Trust, including the right to submit to the Trust a proposal to be included in the information circular and the right of holders of not less than twenty percent (20%) of the Trust Units of the Trust to requisition the trustee of the Trust to call a meeting of Unitholders for the purposes stated in the requisition.

Issuance of the Rights will not alter in any way the financial condition of the Trust and will not interfere with the day-to-day operations of the Trust or its business plans.  The issuance of the Rights is not dilutive and will not affect the Trust's distributions per unit nor will it change the way in which Unitholders currently trade Trust Units.

Terms of the Rights Plan

The following is a summary of the terms of the Rights Plan, which is qualified in its entirety by reference to the text of the Rights Plan.  A Unitholder or any other interested party may obtain a copy of the Rights Plan by writing to or calling PrimeWest Energy Inc., Attention: Investor Relations, Suite 4700, 150 – 6th Avenue S.W., Calgary, Alberta, T2P 3Y7, telephone (403) 234-6600.

Trading of Rights

Rights issued prior to the Separation Time will be evidenced, with respect to any Trust Unit certificate outstanding as of the Record Time, by such Trust Unit certificate.  The Rights Plan provides that, until the Separation Time, the Rights will be transferable only together with, and will be transferred by, a transfer of the associated Trust Units.  Until the Separation Time or earlier redemption or expiration of the Rights, new Trust Unit certificates issued after the Record Time upon the transfer of existing Trust Units or the issuance of additional Trust Units will contain a legend incorporating the Rights Plan by reference.

Separation Time

The Rights will separate and trade separately from the Trust Units after the Separation Time.  Following the Separation Time, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to holders of record of Trust Units as of the close of business on the Separation Time, and each separate Rights Certificate alone will evidence the Rights.

The "Separation Time" is the close of business on the tenth trading day following the earlier of (i) the date (the "Trust Unit Acquisition Date") of the first public announcement made by the Trust or an Acquiring Person that a person has become an Acquiring Person, and (ii) the date of the commencement of, or first public announcement of the intent of any person (other than the Trust or any subsidiary of the Trust), to commence a Take-over Bid (other than a Permitted Bid or Competing Bid).

If any Take-over Bid triggering the Separation Time expires or is cancelled, terminated or otherwise withdrawn prior to the Separation Time or if the Board of Directors determines to waive application of the Rights Plan to any such Take-over Bid, then such bid shall be deemed, for the purposes of determining the Separation Time, never to have been made.

Exercise Price of Rights

After the Separation Time and prior to the occurrence of a Flip-in Event, each Right entitles the registered holder to purchase from the Trust one Trust Unit at an exercise price of $100.00 per Trust Unit, subject to certain antidilution adjustments as set out in the Rights Plan and summarized below under "Protection Against Dilution" (the "Exercise Price").

Protection Against Dilution

The Exercise Price, the number and nature of securities which may be purchased upon the exercise of the Rights and the number of Rights outstanding are subject to adjustment from time to time to prevent dilution upon certain changes to the share capital of the Trust.  Under the Rights Plan, anti-dilution adjustment provisions are applicable (i) in the event of a Trust Unit distribution on, or a subdivision, combination or reclassification of, the Trust Units, (ii) upon the grant to holders of Trust Units of certain rights, options or warrants to subscribe for Trust Units or convertible securities, or (iii) upon distribution to holders of Trust Units of evidence of indebtedness, cash (excluding regular periodic cash distributions or a regular periodic cash distributions paid in Trust Units), assets, or subscription rights, options or warrants (other than those referred to in clause (ii) above). The adjustment provisions are designed to ensure that the number of Trust Units which may be purchased upon the exercise of Rights and payment of the Exercise Price remains proportionally constant and are not subject to any dilution which may result from changes to the share capital of the Trust.

Flip-in Event

A "Flip-in Event" is triggered in the event that a transaction occurs pursuant to which a person becomes an Acquiring Person.  Upon the occurrence of a Flip-in Event, the Trust must take such action as necessary to ensure that each Right (except for Rights Beneficially Owned by the persons specified below) shall thereafter constitute the right to purchase from the Trust upon exercise thereof in accordance with the terms of the Rights Plan that number of Trust Units having an aggregate Market Price (as defined in the Rights Plan) on the date of the consummation or occurrence of such Flip-in Event equal to twice the Exercise Price, for an amount in cash equal to the Exercise Price. By way of example, if at the time of such announcement the Exercise Price is $100.00 and the Trust Units have a Market Price of $6.25 per Trust Unit, the holder of each Right would be entitled to purchase that number of Trust Units that have in the aggregate a Market Price of $200.00 (i.e. 32 Trust Units) for a price of $100.00, that is, at a fifty percent (50%) discount.

The Rights Plan provides that Rights that are Beneficially Owned (as defined in the Rights Plan) by (i) an Acquiring Person or any Affiliate or Associate (as each is defined in the Rights Plan) of an Acquiring Person, or, any person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of such Acquiring Person, or, any Affiliate or Associate of such person so acting jointly or in concert, or (ii) a transferee or other successor in title of Rights of an Acquiring Person (or an Affiliate or Associate of an Acquiring Person) or of any person acting jointly or in concert with an Acquiring Person or any Associate or Affiliate of an Acquiring Person who becomes a transferee or successor in title concurrently with or subsequent to the Acquiring Person becoming such, shall become null and void without any further action and any holder of such Rights (including transferees or successors in title) shall not have any rights whatsoever to exercise such Rights under any provision of the Rights Plan or otherwise.

Acquiring Person

An Acquiring Person is a person who Beneficially Owns twenty percent (20%) or more of the Trust Units.

An Acquiring Person does not, however, include the Trust or any Subsidiary (as defined in the Rights Plan) of the Trust or any person who becomes the Beneficial Owner of twenty percent (20%) or more of the outstanding Trust Units as a result of certain exempt transactions.  Exempt transactions include (i) specified Trust acquisitions, (ii) acquisitions pursuant to a Permitted Bid or Competing Bid, (iii) specified Trust distributions, (iv) convertible security acquisitions, and (v) certain other specified exempt acquisitions (including acquisitions of up to or greater than twenty percent (20%) of the outstanding Trust Units made on or prior to the Record Time; provided, however, that such a person becomes an Acquiring Person upon becoming the Beneficial Owner of an additional one percent (1%) of the currently outstanding Trust Units (other than pursuant to an exempt transaction)).

Permitted Bids and Competing Bids

A "Permitted Bid" is a Take-over Bid made by take-over bid circular in compliance with the following additional provisions:

(1)

the Take-over Bid must be made to all holders of record of Trust Units;

(2)

the Take-over Bid must be open for a minimum of 45 days following the date of the Take-over Bid and no Trust Units may be taken up or paid for prior to such time;

(3)

take-up and payment for Trust Units may not occur unless the bid is accepted by persons holding more than fifty percent (50%) of the outstanding Trust Units exclusive of units held by the Acquiring Person or any person who has announced an intention to make, or who has made, a Take-over Bid for the Trust Units and the respective Affiliates and Associates of such persons and persons acting jointly or in concert with such persons;

(4)

Trust Units may be deposited into or withdrawn from the Take-over Bid at any time prior to the take-up date; and

(5)

if the Take-over Bid is accepted by the requisite percentage specified in (3) above, the bidder must extend the bid for a period of not less than 10 Business Days to allow other Unitholders to tender into the Take-over Bid should they so wish and must make a public announcement to such effect.

A "Competing Bid" is a Take-over Bid that satisfies all the criteria of a Permitted Bid except that since it is made after a Permitted Bid has been made, the minimum deposit period and the time period for the take-up of and payment for Trust Units tendered under a Competing Bid is not 45 days, but is instead the greater of 21 days and the earliest date for take-up and payment of Trust Units under any other Permitted Bid then in existence.

Neither a Permitted Bid nor a Competing Bid need be approved by the Board of Directors and may be taken directly to the Unitholders of the Trust.  Acquisitions of Trust Units made pursuant to a Permitted Bid or a Competing Bid do not give rise to a Flip-in-Event.

Partial Bids

Like most current generation rights plans, the Rights Plan has a two-step tender process under which a Take-over Bid must be extended for 10 days after all of the conditions have been met in order to allow Unitholders who have not tendered on the first expiry date to tender once it appears the Take-over Bid will succeed.  This two-step process was implemented in order to alleviate the coercive nature of Take-over Bids.  However, in the case of partial Take-over Bids, this two-step process may require a bidder who intends to make a permitted partial Take-over Bid to apply for exemptive relief from certain provisions of applicable Canadian securities laws.

Permitted Lock-Up Agreements

Many older rights plans are triggered by "lock-up" agreements.  This would have the effect of making it more difficult for a potential bidder because it could not assure itself of any support for its offer before a Take-over Bid is made.  It is possible that a prohibition against lock-ups would deter a potential bidder from attempting a take-over that is fair to Unitholders and maximizes Unitholder value.

The Rights Plan does not prohibit lock-up agreements entirely but requires that they provide that the selling Unitholder be permitted to tender into a "clearly" better offer or other competing transaction (i.e. one that meets the threshold tests in the Rights Plan).

To be a permitted lock-up agreement, the agreement must allow the signing Unitholders to withdraw their Trust Units and to deposit or tender into a competing Take-over Bid or in support of a competing transaction if the price for that Take-over Bid or value under that competing transaction is at least 5% higher or, if the original Take-over Bid is a partial Take-over Bid, the Take-over Bid price or competing transaction value is at least as high as the original Take-over Bid, but the Take-over Bid or competing transaction is for at least 5% more Trust Units than the original Take-over Bid. In addition, the Rights Plan provides that a permitted lock-up agreement cannot provide for a break-up fee in excess of 2.5% of the value payable under the Take-over Bid to those Unitholders who are party to the lock-up agreement.

Redemption and Waiver

The Board of Directors may, at its option, at any time prior to the occurrence of a Flip-in Event, elect to redeem all but not less than all of the Rights at a redemption price of $0.00001 per Right (the "Redemption Price"), appropriately adjusted in the event that an event analogous to those described above under "Protection Against Dilution" shall have occurred.  Rights will be deemed to automatically be redeemed at the Redemption Price where a person acquires Trust Units (other than the offeror's Trust Units) pursuant to a Permitted Bid, a Competing Bid or an exempt acquisition provided for in the Rights Plan.  If the Board of Directors elects or is deemed to have elected to redeem the Rights, the right to exercise the Rights will terminate and each Right will after redemption be null and void and the only right thereafter of the holders of Rights shall be to receive the Redemption Price.

Under the Rights Plan, the Board of Directors has the discretion to waive the application of the Rights Plan to a Take-over Bid made by way of Take-over Bid circular to all holders of Trust Units; provided that the application of the Rights Plan will then be automatically waived for every other Take-over Bid made by way of Take-over Bid circular to all holders of Trust Units.

The Board of Directors of the Trust may also, prior to the close of business on the tenth day after the first date of public announcement indicating that a person has become an Acquiring Person, waive or agree to waive the application of the Rights Plan to an inadvertent Flip-in Event, provided that: (i) the Board of Directors determines that the person became an Acquiring Person by inadvertence and without any intention to become, or knowledge that it would become, an Acquiring Person; and (ii) such acquiring Person has reduced its Beneficial Ownership of Trust Units such that at the time of the granting of a waiver such person is no longer an Acquiring Person or has entered into an agreement with the Trust to do so within 30 days.

Further Amendments to the Rights Plan

The Rights Plan provides that prior to ratification by Unitholders, the Board of Directors may in its sole discretion supplement or amend the Rights Plan.  Once the Rights Plan has been ratified by the Unitholders, however, any amendments or supplements to its terms will normally require Unitholder approval.  All changes to the provisions of the Rights Plan relating to the Rights Agent require the written concurrence of the Rights Agent.

Term

Assuming that the Rights Plan Resolution is adopted at the Meeting, the term of the Rights Plan ends on the date of the Trust's Annual Meeting of Unitholders in the year 2006, at which time the Rights expire unless they are terminated, redeemed or exchanged earlier by the Board of Directors or the term of the Rights Plan is further extended at the 2006 Annual Meeting of Unitholders.

5.

Amendments Relating to Investment of Reserves

Unitholders will be asked at the Meeting to consider and, if deemed advisable, to approve a resolution which amends the Royalty Agreement (as that term is defined below) to expand the scope of the investments in which funds in certain reserves may be invested, pending the use of those funds for the purposes for which the reserves were established.

Background to the Proposed Amendment

Pursuant to the Amended and Restated PrimeWest Royalty Agreement made as of October 16, 1996 and amended and restated as of November 6, 2002 (the "Royalty Agreement") between PrimeWest, as grantor, and the Trust, as royalty owner, PrimeWest has established:

(a)

a reserve to fund the payment of future production costs;

(b)

a reserve to fund future well bore and facility abandonment and environmental and reclamation obligations and liabilities; and

(c)

a reserve to hold certain excess other revenues;

(collectively, the "Reserves").

Pending the application of the Reserves to the purposes for which they were established, PrimeWest may: (i) hold the Reserves in one or more bank accounts, (ii) invest the Reserves in "Permitted Investments" as it considers prudent from time to time; and (iii) commingle funds in the Reserves with any other funds.  For these purposes, "Permitted Investments" means:

(a)

obligations issued or guaranteed by the government of Canada or any province of Canada or any agency thereof;

(b)

term deposits, guaranteed investment certificates, certificates of deposit or bankers' acceptances of or guaranteed by any Canadian chartered bank or other financial institution the short-term debt or deposits of which have been rated at least A or the equivalent by Standard & Poor's, Moody's Canada Inc. or Dominion Bond Rating Service Limited;

(c)

commercial paper rated at least A or the equivalent by Standard & Poor's or Dominion Bond Rating Service Limited, in each case maturing within 180 days after the date of acquisition; and

(d)

money market instruments or funds which PrimeWest determines, acting reasonably and prudently, constitute secure investments.

PrimeWest believes that the current scope of Permitted Investments may be expanded without unduly placing the funds in the Reserves at risk, and that an expanded scope of Permitted Investments would enable the funds in the Reserves to earn a higher return than those funds currently earn.  In particular, PrimeWest proposes that the definition of Permitted Investments in the Royalty Agreement be amended to permit PrimeWest to invest funds in the Reserves in equity securities or debt obligations of entities other than PrimeWest whose debt obligations are rated at least investment grade by Standard & Poor's, Dominion Bond Rating Service Limited or another nationally recognized ratings agency and which PrimeWest determines, acting reasonably and prudently, constitute secure investments.

Approval Procedure

The Declaration of Trust provides that an amendment of the Royalty Agreement as proposed requires the prior approval by resolution by not less than 66% of the votes cast in respect of that resolution by or on behalf of Unitholders present in person or represented by proxy at a meeting duly convened and held for that purpose.  The text of the resolution to amend the Royalty Agreement (the "Royalty Agreement Amendment Resolution") is set forth in Schedule "A" to this Management Proxy Circular.

In the absence of a contrary instruction, the persons named in the enclosed form of proxy intend to vote in favour of passing the Royalty Agreement Amendment Resolution.

6.

Reappointment of Trustee

The Declaration of Trust provides that the trustee of the Trust appointed thereunder was to serve for an initial term of office which was to expire at the conclusion of the sixth annual meeting of Unitholders.  At that sixth annual meeting, which occurred on May 21, 2002, Unitholders reappointed Computershare Trust Company of Canada as trustee of the Trust to hold office until the conclusion of the third annual meeting of Unitholders following that meeting.  As this Meeting represents the third annual meeting of Unitholders subsequent to that reappointment, the Unitholders are being asked to approve a resolution reappointing Computershare Trust Company of Canada as trustee of the Trust to hold office until the conclusion of the third annual meeting of Unitholders, unless earlier removed and a successor appointed, at a remuneration to be determined by PrimeWest and approved by the Board of Directors.

EXECUTIVE COMPENSATION

Report on Executive Compensation

The Board of Directors of PrimeWest has a Compensation Committee which is comprised of Harold N. Kvisle, as chair, W. Glen Russell and James W. Patek.  The principal mandate of the Compensation Committee is to assess and make recommendations regarding compensation, benefits and short and long term incentive programs, and to establish a process for identifying, recruiting, appointing and reappointing the executive officers of PrimeWest.  The compensation paid to the executive officers of PrimeWest is subject to the approval of the Board of Directors.  The Board of Directors have reviewed the compensation structure of PrimeWest with respect to its executive officers to ensure that PrimeWest is able, and continues to be able, to attract and retain qualified and experienced individuals to its team of executive officers and to motivate these individuals to perform to the best of their ability and in the best interests of the Trust.

Employees of PrimeWest, including executive officers, participate in a group savings plan (the "Employee Group Savings Plan") set up by PrimeWest.  Employees may elect to participate in the Employee Group Savings Plan on a registered ("RRSP") or on a non-registered basis.  The Employee Group Savings Plan is administered on behalf of the participants by a nationally recognized insurance company, offering participants a wide variety of investment options, including the purchase of Trust Units.  Under the terms of the Employee Group Savings Plan, PrimeWest contributed 9% of each employee's base salary for calendar 2004.  Contributions to the Employee Group Savings Plan vest immediately and there are no restrictions on employees in respect of the withdrawal or transfer of funds contributed to the plan on their behalf.

Employees of PrimeWest, including executive officers, also participate in a short term incentive plan (the "Short Term Incentive Plan") under which annual cash bonuses are paid to employees in amounts to be determined based on a combination of individual and corporate performance.  Payments under the plan are made at the end of February of each year and are consistent with industry standards.  Amounts payable to executive officers under the Short Term Incentive Plan are determined by the achievement of both corporate and personal performance objectives, as evaluated by the Compensation committee, and approved by the Board of Directors.  Unit appreciation rights

 ("Unit Appreciation Rights") under PrimeWest's long term incentive plan (the "Long Term Incentive Plan" or "LTIP") are granted at the discretion of the Board of Directors to employees, including executive officers, from time to time as a long term performance incentive.  Subject to the discretion of the Board of Directors, PrimeWest has adopted a policy for semi-annual grants of Unit Appreciation Rights to employees, including the executive officers.  Under the terms of the Long Term Incentive Plan, executive officers are eligible to receive Unit Appreciation Rights, which on exercise are settled in Trust Units or a cash payment, to the extent that the total return to Unitholders (measured by both changes in Trust Unit prices and cash distributions made to Unitholders) is in excess of a threshold of five percent per annum.

The Compensation Committee and PrimeWest undertake an independent review of the compensation packages of its executive officers on an annual basis, with a view to ensuring that the compensation paid to such officers is commensurate with compensation packages provided by Canadian oil and gas companies and royalty trusts of a similar size and capitalization and with a similar performance to that of PrimeWest on an ongoing basis.

Performance Analysis

The following graph compares the cumulative total unitholder return of the Trust (assuming a $100 investment in Trust Units) with the cumulative total return of the S&P/TSX Composite Index, the S&P/TSX Capped Energy Trust Index and the S&P/TSX Oil and Gas Index, assuming the reinvestment of distributions, where applicable, for the relevant period.

Index	December 31, 1999	December 31, 2000	December 31, 2001	December 31, 2002	December 31, 2003	December 31, 2004
PrimeWest	$100	$166.01	$157.20	$188.08	$241.39	$265.29
S&P/TSX Composite(1)	$100	$107.37	$93.87	$82.25	$104.19	$119.32
S&P/TSX Capped Energy Trust Index	$100	$152.88	$171.75	$204.58	$299.51	$390.90
S&P/TSX Oil and Gas Index	$100	$146.26	$158.86	$180.16	$222.27	$285.58

Note:

(1)

The S&P/TSX Composite Index was previously referred to as the TSX 300 Index.

Effect of Internalization of Management

From the inception of the Trust in October 1996 until October 1, 2002, the Trust and PrimeWest  retained PrimeWest Management Inc. (the "Manager") to provide management and administrative services.  The executive officers of the Manager and PrimeWest were identical, and the Manager provided the executive officers with their full employment compensation.  PrimeWest would then reimburse the Manager for all of its general and administrative expenses, including those relating to the compensation of the executive officers.

In November 2002, the Trust and PrimeWest completed the "internalization" of the Manager, effective October 1, 2002, by acquiring all of the outstanding shares of the Manager.  The transaction resulted in the elimination of all management, acquisition and disposition fees, other incentive payments and dividends (commonly referred to as the retained royalty) which were payable to the Manager from time to time.

In connection with the internalization transaction, the Manager entered into certain arrangements with each of Donald Garner, Timothy Granger, Dennis Feuchuk and Ronald Ambrozy.  Those agreements and other arrangements were assumed by PrimeWest as part of the internalization transaction, and are described in detail below, under the heading "Employment Arrangements".

All compensation figures set forth below include all amounts paid by the Manager to the named executive officers in respect of employment services provided prior to October 1, 2002 and all amounts paid by PrimeWest to the named executive officers in respect of employment services provided from and after October 1, 2002.

Summary Compensation Table

The following table sets forth information concerning the total compensation paid to the Chief Executive Officer of PrimeWest and the other three most highly compensated executive officers of PrimeWest whose total salary and bonus exceeded $150,000 during the year ended December 31, 2004.  (collectively the "named executive officers")  Aspects of this compensation are dealt with in the following tables.

		Annual Compensation			Long-Term Compensation
					Awards		Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Other Annual Compen-sation ($)(2)	Unit Appreciation Rights Granted (#)(3)	Trust Units Subject to Resale Restrictions ($)	LTIP Payouts ($)	All Other Compen-sation ($)(4)
Donald A. Garner President & Chief Executive Officer	2004 2003 2002	350,000 325,000 325,000	200,000 195,000 60,000	49,244 42,964 44,809	131,126 121,651 156,036	- - -	- - -	604,969 - -
Tim Granger Chief Operating Officer	2004 2003 2002	245,000 236,250 206,250	80,000 105,300 75,000	37,794 34,977 29,880	57,971 55,852 61,729	- - -	- 281,833 59,516	241,982 121,260 -
Dennis G. Feuchuk Vice President, Finance and Chief Financial Officer	2004 2003 2002	260,000 236,250 225,000	125,000 121,500 30,000	41,144 34,977 34,417	61,521 55,852 69,445	- - -	77,738 181,627 -	241,982 121,260 -
Ronald Ambrozy Vice President, Business Development	2004 2003 2002	195,000 183,750 175,000	80,000 65,625 16,500	31,221 29,135 24,564	30,760 28,960 24,006	- - -	445,515 701,129 219,226	120,991 121,260 -

Notes:

(1)

The amounts disclosed represent payments made under the Short Term Incentive Plan during the year, but earned and based on individual and corporate performance in the previous year.  The amounts earned under the Short Term Incentive Plan for 2004 and paid in 2005 are as follows: Mr. Garner $250,000, Mr. Granger $160,000, Mr. Feuchuk $165,000 and Mr. Ambrozy $150,000.

(2)

Amounts include benefits paid to the executive officers such as the Employee Group Savings Plan and other taxable amounts.

(3)

The Unit Appreciation Rights are described elsewhere in this circular.  See "Executive Compensation - Unit Appreciation Rights".

(4)

For 2003, this compensation represents the value of Class A Exchangeable Shares issued to Mr. Granger, Mr. Feuchuk and Mr. Ambrozy on November 6, 2003 in consideration for the renunciation of their rights under the management incentive program.  Mr. Garner received Class A Exchangeable Shares in his capacity as vendor of shares of a corporation which held certain rights under this program.  For 2004, this compensation represents the value of Class A Exchangeable Shares issued to Mr. Garner, Mr. Granger, Mr. Feuchuk and Mr. Ambrozy on November 6, 2004 under the employee retention agreements.  See "Executive Compensation – Employment Arrangements."

Unit Appreciation Rights

Except as set out below, no options or other Trust Unit rights have been granted to any executive officer of PrimeWest.  Under the terms of the Long Term Incentive Plan, personnel entitled to participate in the plan will be permitted to exercise the Unit Appreciation Rights granted to them in one-third increments on each of the first three anniversaries of the effective date of the grant thereof.  The following table sets forth certain information relating to the Unit Appreciation Rights issued to the named executive officers under the Long Term Incentive Plan, during the year ended December 31, 2004.

Name	Grant Date	Unit Appreciation Rights Granted (#)	% of Total Unit Appreciation Rights Granted in Fiscal Period	Base Price of Trust Units underlying Unit Appreciation Rights ($/Unit)	Market Value of Trust Units Underlying Unit Appreciation Rights on the Date of Grant ($/Unit)	Expiration Date
Donald A. Garner	Jan, 2, 2004 July 2, 2004	60,018 71,108	9% 8%	27.70 23.38	27.70 23.38	Jan. 2, 2010 July 2, 2010
Tim Granger	Jan. 2, 2004 July 2, 2004	26,534 31,437	4% 4%	27.70 23.38	27.70 23.38	Jan. 2, 2010 July 2, 2010
Dennis G. Feuchuk	Jan. 2, 2004 July 2 ,2004	28,159 33,362	4% 4%	27.70 23.38	27.70 23.38	Jan. 2, 2010 July 2, 2010
Ronald Ambrozy	Jan. 2, 2004 July 2, 2004	14,079 16,681	2% 2%	27.70 23.38	27.70 23.38	Jan. 2, 2010 July 2, 2010

The following table and the notes thereto set forth information concerning aggregated exercises of Unit Appreciation Rights by the named executive officers during the year ended December 31, 2004 together with the number and value of unexercised Unit Appreciation Rights held by each of the named executive officers as at December 31, 2004.

Name	Trust Units Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Unit Appreciation Rights at Year End (#)		Value of Unexercised in-the-money Unit Appreciation Rights at Year End ($)
			Vested	Unvested(1)	Vested	Unvested(1)
Donald A. Garner	-	-	226,723	265,684	1,533,502	1,247,199
Tim Granger	-	-	88,533	116,380	797,572	545,026
Dennis G. Feuchuk	2,900	77,738	74,501	122,553	565,222	571,861
Ronald Ambrozy	15,754	445,515	56,526	58,325	598,055	267,726

Notes:

(1)

The Board of Directors of PrimeWest has the ability to accelerate the vesting of all unvested Unit Appreciation Rights on the occurrence of any one of a number of specified events.

Employment Arrangements

PrimeWest is a party to an employment agreement with each of Mr. Garner, Mr. Granger, Mr. Feuchuk and Mr. Ambrozy.  Under the agreement with Mr. Garner, if PrimeWest terminates his employment without just cause, Mr. Garner will be entitled to a severance payment equal to between 2 and 2.5 times his annual remuneration, depending on his period of service at the time of termination.  The agreement with each of Mr. Granger, Mr. Feuchuk and Mr. Ambrozy contain similar provisions, except that the severance payment in the event PrimeWest terminates their employment without just cause will be equal to between 1.5 and 2 times their annual remuneration, depending on his period of service at the time of termination.  Each of the executive officers will also be entitled to exercise all Unit Appreciation Rights which had then vested or which would vest within the notice period.

The Manager entered into employee retention agreements with each of Mr. Garner, Mr. Granger, Mr. Feuchuk and Mr. Ambrozy at the time the management internalization transaction was completed.  See "Effect of Internalization of Management" above for further information.  These agreements provided for consideration for those senior officers agreeing to remain employed with PrimeWest following completion of the management internalization transaction.  Under the employee retention agreement with Mr. Garner, PrimeWest granted to Mr. Garner on November 6, 2004, and has agreed to issue to Mr. Garner on each of November 6, 2005, 2006 and 2007, 47,170 Class A Exchangeable Shares.  The issuance of those shares will be accelerated in the event of a change of control of the Trust or if PrimeWest terminates Mr. Garner's employment without just cause.  Mr. Garner will forfeit all of the unissued Class A Exchangeable Shares in the event his employment is terminated for cause or for any other reason.  The employee retention agreements with each of Mr. Granger, Mr. Feuchuk and Mr. Ambrozy contain similar provisions, except that their annual entitlements are equal to 18,868, 18,868 and 9,434 Class A Exchangeable Shares, respectively.

The Manager also entered into further agreements with each of Mr. Garner, Mr. Granger, Mr. Feuchuk and Mr. Ambrozy at the time the management internalization transaction was completed.  These agreements provided:  (a) in the case of Mr. Garner, for the sale of shares of a corporation which held certain rights under the management incentive program (the "MIP") of the Manager; and (b) in the case of Mr. Granger, Mr. Feuchuk and Mr. Ambrozy, for the compensation of those executive officers for renouncing their rights under the MIP.  Under these agreements, in Mr. Garner's case, the shareholders of the corporation received a total of 129,381 Class A Exchangeable Shares on November 6, 2003, 50% of which Class A Exchangeable Shares were issued to Mr. Garner, and each of Mr. Granger, Mr. Feuchuk and Mr. Ambrozy was issued 10,781 Class A Exchangeable Shares on November 6, 2003.

Compensation of Directors

During the fiscal period ended December 31, 2004, the Chair of PrimeWest was paid an annual retainer of $50,000 and an additional $1,800 for each Board of Directors meeting attended.  Non-executive directors received an annual retainer of $25,000 and $1,500 for each meeting of the Board of Directors attended.  Committee Chairs received an additional annual retainer of $7,500 and $1,500 for each committee meeting attended, and Committee members received an additional annual retainer of $2,500 and $1,500 for each Committee meeting attended.  The non-executive directors receive an annual grant of a number of Unit Appreciation Rights determined by the formula applicable to those directors.  The Chair of the Board of Directors was granted 37,465 Unit Appreciation Rights in 2004.  The other non-executive directors were each granted 18,732 Unit Appreciation Rights in 2004.

One additional non-executive director, Mr. Valentine, was appointed during the year and was granted 14,055 Unit Appreciation Rights that were prorated to his appointment date.

The following tables sets forth information concerning the number of Board and Committee meetings in 2004 and the number of such meetings attended by each Director.

Type of Meeting	Number of Meetings
Board of Directors	18
Audit and Finance Committee	5
Corporate Governance and EH&S Committee	3
Compensation Committee	4
Operations and Reserves Committee	4

Name	Board of Directors	Audit and Finance Committee	Corporate Governance and EH&S Committee	Compensation Committee	Operations and Reserves Committee
Harold P Milavsky	18	5	3	1	-
Barry E. Emes	17	-	3	-	-
Harold N. Kvisle	15	1	1	4	4
Kent J. MacIntyre	17	-	-	-	4
Michael W. O'Brien	18	5	3	1	-
W. Glen Russell	17	1	1	4	4
James W. Patek	15	1	1	4	4
Peter Valentine	11	4	-	-	-

For 2005, the Chair of PrimeWest will receive an annual retainer of $90,500 and an additional $1,800 for each Board of Directors meeting attended.  The non-executive directors will receive an annual retainer of $27,500 and an additional $1,500 for each Board of Directors meeting attended.  Committee Chairs will receive an additional annual retainer of $7,500 and $1,800 for each committee meeting attended, and Committee members will receive an additional annual retainer of $5,000 and $1,500 for each Committee meeting attended.

Liability Insurance of Directors and Senior Officers

PrimeWest maintains directors and executive officers liability insurance coverage for losses to PrimeWest if it is required to reimburse directors and executive officers, where permitted, and for direct indemnity of directors and executive officers where corporate reimbursement is not permitted by law.  The insurance protects PrimeWest's directors and executive officers against liability (including costs), subject to standard policy exclusions, which may be incurred by directors and/or executive officers acting in such capacity for PrimeWest.  All directors and executive officers of PrimeWest are covered by the policy and the amount of insurance, which has an aggregate limit of US $25,000,000, applies collectively to all.

Minimum Trust Unit Ownership Levels for Directors and Executive Officers

In 2004, the Board of Directors of PrimeWest implemented minimum Trust Unit ownership levels for directors and executive officers.  Such levels consist of the market value equivalent of five times the base retainer for directors and two times the base salary for executive officers, to be attained within a five year period.  The purpose of this program is to ensure that the interests of directors and executive officers are aligned with those of Unitholders.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth the number of Trust Units to be issued pursuant to equity compensation plans, the weighted average exercise price of the outstanding rights and the number of Trust Units remaining available for future issuance under equity compensation plans of the Trust.

Plan Category	Number of Trust Units to be issued upon exercise of outstanding rights	Weighted-average exercise price of outstanding rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column)
Equity compensation plans approved by securityholders (LTIP)	525,129(1)	-(1)	439,264(2)
Equity compensation plans approved by securityholders (employee retention agreements)	-	-(3)	142,665(3)
Equity compensation plans not approved by securityholders	-	-	-
Total	525,129	-

Notes:

(1)

The number of Trust Units issuable pursuant to a Unit Appreciation Right is determined by dividing the market Price of the Trust Units into the difference between the Unit Appreciation Right price and the Unit Appreciation Right Hurdle price, each at the date of the exercise.  The Unit Appreciation Right price is calculated on the basis of the Unit Appreciation Right price at the date of issue: (i) increased by the amount of distributions in respect of a Trust Unit (and Trust Units deemed to be obtained on the reinvestment of distributions) since such issue, and (ii) increased or decreased by the amount of any increase or decrease in the market price of Trust Units between the date of issue of the Unit Appreciation Right and the date of exercise.  The Unit Appreciation Right Hurdle price is calculated on the basis of the Unit Appreciation Right price at the date of its issue increased by five per cent per annum to the date of exercise.

(2)

This figure represents the balance of the number of Trust Units currently approved for issuance by the TSX under the LTIP.  The Trust's obligations under the LTIP are not so limited, with any excess being payable in cash.

(3)

Consists of a total of 283,020 Class A Exchangeable Shares issuable to Mr. Garner, Mr. Granger, Mr. Feuchuk and Mr. Ambrozy on each of November 6, 2005, 2006 and 2007 converted to Trust Units at an exchange ratio on December 31, 2004 of one Exchangeable Share for 0.50408 Trust Units.  The number of Trust Units obtained upon exercise of Exchangeable Shares is adjusted based on the distributions in respect of Trust Units prior to the date of exchange.   See "Executive Compensation – Employment Arrangements."

CORPORATE GOVERNANCE

Declaration of Trust

Under the terms of the Declaration of Trust, Computershare Trust Company of Canada, as Trustee, is given broad powers and authorities over the administration and management of the Trust.  Pursuant to the Declaration of Trust, the Trustee has delegated to the Board of Directors the supervision of the management of the business and affairs of the Trust.  Among other things, the Board of Directors is given responsibility for all matters relating to offerings of securities of the Trust, take-over bids or similar transactions involving the Trust or its subsidiaries, the terms, amendment or execution of material contracts (including the royalty agreement) on behalf of the Trust, the voting of securities held by the Trust, the redemption of Trust Units, any borrowings or acquisitions made by the Trust or its subsidiaries and the approval of the Trust's public disclosure documents.

The Trust, as the sole voting shareholder of PrimeWest, is entitled to elect the directors of PrimeWest and must do so in accordance with a vote of the Unitholders.  Holders of the Class A Exchangeable Shares of PrimeWest do not have the right to vote their shares directly, but can effectively exercise voting rights at meetings of unitholders through the Special Voting Unit of the Trust.

Corporate Governance and the Board of Directors

The Toronto Stock Exchange (the "TSX") has prescribed that all entities listed on the TSX must annually disclose their approach to corporate governance with specific reference to a set of guidelines (the "TSX Guidelines").  PrimeWest has structured its corporate governance so as to be in compliance with those TSX Guidelines.  In addition, PrimeWest continually reviews its corporate governance to ensure compliance with other published policies, including the recently enacted corporate governance rules (the "NYSE Rules") of the New York Stock Exchange and the Sarbanes–Oxley Act of 2002.  Finally, PrimeWest stays abreast of legislative and other initiatives pertaining to corporate governance matters and proactively seeks to adjust its corporate governance to address such potential requirements.  In that respect, PrimeWest is monitoring proposed National Policy 58-201 Corporate Governance Guidelines ("Proposed NP 58-201") and proposed National Instrument 58-101 Disclosure of Corporate Governance Practices ("Proposed NI 58-101") and the requirements that each would potentially impose on both PrimeWest's corporate governance practices and the disclosure thereof, and will ensure that it is in compliance with both Proposed NP 58-201 and Proposed NI 58-101 once their implementation has been confirmed.

Attached as Schedule B to this Proxy Statement and Information Circular is a description of PrimeWest's corporate governance practices with specific reference to the TSX Guidelines, NYSE Rules and Multilateral Instrument 52-110 Audit Committees ("MI 52-110").

The Board of Directors is currently comprised of eight members, a majority of whom are unrelated directors, within the meaning contemplated by the TSX Guidelines, and independent directors, within the meaning contemplated by the NYSE Rules.  Additionally, the Chair of the Board of Directors is unrelated and independent.

For the purposes of the TSX Guidelines, an unrelated director is a director that is not a member of management and does not have an interest or relationship that could be seen to interfere with the director's ability to act in the best interests of the company, other than interests or relationships that result from holding securities of the company.

Mr. MacIntyre is not unrelated for the purposes of the TSX Guidelines insofar as he has been an officer of PrimeWest within the preceding 3 years.  Mr. Emes is a partner in Stikeman Elliott LLP, a law firm which provides services to PrimeWest.  The Board of Directors does not believe that this relationship interferes, or could be perceived to interfere, in any material way with Mr. Emes' ability to act with a view to the best interests of PrimeWest and as a result, Mr. Emes is unrelated for purposes of the TSX Guidelines.  Mr. Kvisle is President and CEO of TransCanada Corporation, a company that transports a portion of PrimeWest's natural gas production.  The Board of Directors does not believe that this relationship interferes, or could be perceived to interfere, in any material way with Mr. Kvisle's ability to act with a view to the best interests of PrimeWest and as a result, Mr. Kvisle is unrelated for purposes of the TSX Guidelines.  None of the other directors have an interest or relationship with PrimeWest other than as a director or as a result of holding securities of PrimeWest.  Therefore, with the exception of Mr. MacIntyre, all of the directors of PrimeWest are unrelated for the purposes of the TSX Guidelines.

For the purposes of the NYSE Rules, no director qualifies as "independent" unless the Board of Directors affirmatively determines that the director has no material relationship to the company, either directly or as a partner, shareholder or officer of an organization that has a relationship with the company.  In addition, there are certain per se bars to the definition of independence.

Mr. MacIntyre is not independent for the purposes of the NYSE Rules because of his position as an officer of PrimeWest within the preceding 3 years.  The Board of Directors has affirmatively determined that Mr. Emes' relationship with PrimeWest, as a partner in a firm that provides legal services to PrimeWest, is not a material relationship with PrimeWest.  In addition, the Board of Directors has determined that none of the per se bars applicable for purposes other than those relating to audit committees are applicable to Mr. Emes.  Therefore, Mr. Emes is independent for the purposes of the NYSE Rules that do not apply to audit committees.

The Board of Directors has affirmatively determined that Mr. Kvisle's relationship with PrimeWest, as President and CEO of a company that transports a portion of PrimeWest's natural gas production, is not a material relationship with PrimeWest.  In addition, the Board of Directors has determined that none of the per se bars contained in the NYSE Rules are applicable to Mr. Kvisle.  Therefore, Mr. Kvisle is independent for the purposes of all of the NYSE Rules.

The Board of Directors has affirmatively determined that none of the other directors has a material relationship with PrimeWest and that none of the per se bars are applicable to such directors.  Therefore, with the exception of Mr. MacIntyre and Mr. Emes (in relation to audit committees only), all of the directors of PrimeWest are independent for the purposes of all of the NYSE Rules.

MI 52-110 and the NYSE Rules applicable to PrimeWest as a foreign private issuer require all audit committee members to be independent and contain additional independence tests and per se bars.  With respect to the general test, MI 52-110 states that a member of an audit committee is independent if the member has no direct or indirect material relationship with the Corporation.  A material relationship means a relationship which could, in the view of the Corporation's Board of Directors, reasonably interfere with the exercise of a member's independent judgement.  The NYSE Corporate Governance Rules provide that no director qualifies as independent unless the Board of Directors affirmatively determines that the Director has no material relationship with the Corporation (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company).

Based on the forgoing tests, the Board of Directors of PrimeWest has determined that Mr. MacIntyre is not independent for audit committee purposes.  In addition, Mr. Emes is not independent for such purposes because of the application of a per se bar relating to his position as a partner in Stikeman Elliott LLP.  Neither Mr. MacIntyre nor Mr. Emes sit on the Audit and Finance Committee of PrimeWest.  Therefore, all members of the Audit and Finance Committee are independent for the purposes of MI 52-110 and the NYSE Rules applicable to PrimeWest as a foreign private issuer.

The Corporate Governance and EH&S Committee and the Compensation Committee of PrimeWest are composed solely of directors who are unrelated and independent for these purposes.  Mr. MacIntyre is a member of the Operations and Reserves Committee, the majority of the members of which are unrelated non-management directors, as required by the TSX Guidelines.  While Mr. MacIntyre is related and not independent for the purposes of the TSX Guidelines and the NYSE Rules, he is not prohibited from sitting on the Operations and Reserves Committee.  In addition, he is considered to be independent for the purposes of National Instrument 51-101 - Standards for Disclosure of Oil and Gas Activities ("NI 51-101"), which applies specifically to reserves committees.

The NYSE Rules further require the Board of Directors of PrimeWest to determine whether any audit committee member's simultaneous service on the audit committees of more than three public companies will impair his ability to effectively carry out his role as a member of the Audit and Finance Committee.  Mr. Milavsky and Mr. Valentine serve on the audit committees of more than three public corporations.  The Board of Directors has reviewed the roles of these Directors as members of other audit committees and has affirmatively determined that each of these members' simultaneous service on the audit committees of more than three public companies will not impair his ability to effectively carry out his role as a member of the Audit and Finance Committee of PrimeWest.

The Board of Directors has responsibility for the stewardship of the Trust and PrimeWest, including responsibilities for planning and evaluation, financial management, operations, human resources and environment and safety.  The Board of Directors has taken specific responsibility for:

  adopting a strategic planning process;

  identifying principal risks and implementing risk management systems;

  succession planning, including nominating, training and monitoring senior officers;

  implementation of and compliance with a communications and disclosure policy;

  implementation of and compliance with an insider trading policy; and

  ensuring the integrity of internal control and management information systems.

Currently, the Board of Directors meets a minimum of five times per year and each scheduled board meeting is followed by a meeting of the directors without the presence of management.

PrimeWest does not provide formal education programs for new directors, but does provide such orientation, information and education as individual directors may request.  All directors, notwithstanding the manner in which they were nominated, are required to act in the best interests of PrimeWest.

Board Committees

The Board of Directors discharges its responsibilities acting either in its entirety or through one of its committees.  The Board of Directors has an Audit and Finance Committee, a Corporate Governance and EH&S Committee, a Compensation Committee and an Operations and Reserves Committee.  The membership of these committees is described on page 6.

The Audit and Finance Committee is responsible for the integrity of PrimeWest's financial reporting process and financial statements, the system of internal controls, the management of financial risks and the internal and external audit process, including the appointment, qualification and independence of the external auditors.  The Committee reviews and recommends for approval PrimeWest's quarterly and annual financial statements, management discussion and analysis, press releases, annual reports and other annual filings.  This Committee also implements processes for monitoring compliance with laws and regulations, the disclosure of material information, including equity offering prospectuses, the maintenance of management of information systems and the implementation of loss prevention and disaster recovery programs.

The Corporate Governance and EH&S Committee's principal mandate is to ensure that PrimeWest has an effective system of corporate governance, which complies with applicable laws and regulations.  In order to accomplish this important function, this Committee assesses and makes recommendations regarding the effectiveness of the Board of Directors and its committees and establishes processes for identifying, recruiting, appointing, evaluating and providing for ongoing development of Directors.  The Committee review polices and procedures relating to disclosure and enforces conflict of interest and insider trading policies.  The Corporate Governance and EH&S Committee also monitors the environmental, health and safety practices of PrimeWest, to ensure compliance with applicable legislation, and conformance with industry standards, with the overall goal of preventing or mitigating losses.

The Operations and Reserves Committee assists the Board of Directors in conducting PrimeWest's oil and natural gas reserves evaluation process and in the public disclosure of reserves data and related information in connection with oil and gas activities.  This Committee also assists the Board of Directors in fulfilling its responsibilities relating to general aspects of oil and gas operations and development, including capital allocation and budgeting, producing asset performance, performance benchmarking and portfolio management, as well as the responsibilities relating to acquisitions and divestments, including reserves determinations and property valuations.

The Compensation Committee's responsibilities include duties to assess and make recommendations regarding PrimeWest's compensation, benefits, short term incentive and long term incentive programs, including recommending to the Board of Directors the compensation of the Chief Executive Officer, and to monitor the audit and disclosure of compensation arrangements.  This Committee is also responsible for the establishment of processes for identifying, recruiting, appointing and evaluating the executive officers of PrimeWest, along with the training, development and orderly succession of management.  The Compensation Committee monitors PrimeWest's compensation schemes and practices to ensure congruence between the performance of the executive officers and PrimeWest when compared to the objectives and goals of PrimeWest and the Trust.

The Board of Directors as a whole has reviewed the compensation of the directors in light of their risks and responsibilities, as required by the TSX Guidelines.  In addition, the Board of Directors has the ability to function independently of management and has the ability to engage outside advisors, at PrimeWest's expense, should the Board of Directors or individual directors so wish, as specified in the TSX Guidelines.

OTHER MATTERS

PrimeWest knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the notice of annual and special meeting; however, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.

PrimeWest shall provide without charge, upon request being made to the Secretary of PrimeWest, a copy of the Trust's annual information form, together with any document, or the pertinent pages of any document, incorporated by reference therein, the Trust's most recently filed comparative annual financial statements, together with the accompanying report of the auditor, the Trust's most recently filed annual MD&A, any interim financial statements of the Trust that have been filed thereafter and the interim MD&A relating thereto and the information circular for the Trust's most recent annual meeting of Unitholders.

PrimeWest's Corporate Governance Practices, Committee Charters and Code of Business Conduct and Ethics Policy are available at PrimeWest's website at www.primewestenergy.com and in print form to any Unitholder upon request.  Additional information relating to PrimeWest and the Trust is available on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

APPROVAL AND CERTIFICATION

The contents and mailing of this Management Proxy Circular have been approved by the Board of Directors.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

DATE:  March 17, 2005.

PRIMEWEST ENERGY TRUST

BY: PRIMEWEST ENERGY INC.

(Signed)	(Signed)
Donald A. Garner President and Chief Executive Officer	Dennis G. Feuchuk Vice President, Finance and Chief Financial Officer

SCHEDULE A

A.

Unitholder Rights Plan Reconfirmation Resolution

BE IT RESOLVED THAT:

1.

The Unitholder Rights Plan Agreement dated as of March 31, 1999 between PrimeWest Energy Trust (the "Trust") and the Trust Company of Bank of Montreal, as amended and restated as of April 5, 2002, between the Trust and Computershare Trust Company of Canada, be and the same is hereby reconfirmed and approved for an additional term of one year; provided that such Unitholder Rights Plan Agreement be amended to provide that Unitholder approval must be sought for the continuance of the Rights Plan at every annual meeting of Unitholders subsequent to the Meeting.

2.

Any director or officer of PrimeWest Energy Inc. be and is hereby authorized to execute and deliver all documents and to do all other acts and things necessary or desirable to give effect to this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such documents or instruments and the taking of any such actions.

B.

Royalty Agreement Amendment Resolution

BE IT RESOLVED THAT:

1.

The Trust be and is hereby authorized to amend the Amended and Restated PrimeWest Royalty Agreement made as of October 16, 1996 and amended and restated as of November 6, 2002 (the "Royalty Agreement") between PrimeWest, as grantor, and the Trust, as royalty owner by replacing paragraph (c) of the definition of "Permitted Investments" with the following:

"(c)

equity securities and debt obligations of entities other than PrimeWest whose debt obligations are rated at least investment grade by Standard & Poor's, Dominion Bond Rating Service Limited or another nationally recognized ratings agency and which PrimeWest determines, acting reasonably and prudently, constitute secure investments; and"

2.

Any director or officer of PrimeWest Energy Inc. be and is hereby authorized to execute and deliver all documents and to do all other acts and things necessary or desirable to give effect to this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such documents or instruments and the taking of any such actions.

SCHEDULE B

PrimeWest's corporate governance practices meet the TSX Guidelines and all other applicable Canadian requirements, including those contained in Multilateral Instrument 52-110 Audit Committees ("MI 52-110").

As a Canadian company listed on the New York Stock Exchange (the "NYSE"), PrimeWest is not required to comply with most of the NYSE Rules and listing standards and instead may comply with domestic requirements.  As a foreign private issuer, PrimeWest is only required to comply with four of the NYSE Rules: 1) have an audit committee that satisfies the requirement of the United States Securities Exchange Act of 1934; 2) the Chief Executive Officer must promptly notify the NYSE in writing after an executive officer becomes aware of any material non-compliance with the applicable NYSE Rules; 3) provide a brief description of any significant difference between its corporate governance practices and those followed by U.S. companies under NYSE listing standards; and 4) submit to the NYSE an Annual Written Affirmation each year and an Interim Written Affirmation each time there is a change to the Board of Directors or any committee subject to the Rules.  However, with the exception outlined under item 29, PrimeWest has voluntarily chosen to adopt corporate governance practices that comply with the NYSE Rules in all significant respects.

Corporate Governance Requirement of:
	Requirement and PrimeWest Response	Compliance	TSX Guidelines	NYSE Rules	MI 52-110
1.	THE BOARD OF DIRECTORS SHOULD EXPLICITLY ASSUME RESPONSIBILITY FOR THE STEWARDSHIP OF THE COMPANY, SPECIFICALLY:		X
	(a) adopting a strategic planning process;	YES

The Board receives presentations from management with respect to the plans, priorities and performance of the Trust.  The Board reviews and analyzes these presentations to ensure that there is congruence among plans, performance and unitholder expectations.

	(b) identifying principal risks and ensuring the implementation of systems to manage these risks;	YES

The Board and management are well versed in the principal risks associated with operating PrimeWest. Management updates the Board regularly about the corporate processes for managing risks related to commodity prices and differentials, production levels and trends, and compliance with environment, health and safety legislation and regulations.

	(c) planning for succession, including the appointment, training and monitoring of senior management;	YES

2

The Compensation Committee oversees the composition, operation and performance of PrimeWest's senior management.
	(d) assuming responsibility for a corporate communications policy; and		YES

The Audit and Finance Committee reviews all operating and financial results prior to public disclosure. In addition, the Board has adopted written policies governing communications, disclosure and insider trading. These policies are responsive to securities laws and guidelines issued by the Toronto Stock Exchange, the New York Stock Exchange, the Canadian Investor Relations Institute and National Policy 51-201 of the Canadian Securities Administrators.

	(e) assuming responsibility for the integrity of internal control and management systems.		YES
The Audit and Finance Committee oversees PrimeWest's financial reporting processes, the systems for internal control, the audit process, and the management of risk.
2.	TSX	THE MAJORITY OF THE BOARD SHOULD BE UNRELATED.I		X
	NYSE	THE MAJORITY OF THE BOARD SHOULD BE INDEPENDENT.II			X
	PrimeWest's Board of Directors currently consists of eight individuals, the majority of whom are unrelated and independent.		YES
3.	TSX	DISCLOSE WHETHER OR NOT EACH DIRECTOR IS UNRELATED AND EXPLAIN.		X
	NYSE	DISCLOSE DETERMINATIONS SUPPORTING CONCLUSIONS THAT DIRECTORS ARE INDEPENDENT.			X

3

Mr. MacIntyre is related and not independent insofar as he has been an officer of PrimeWest within the preceding 3 years.  All other directors have been determined by the Board of Directors to be unrelated for the purposes of the TSX Guidelines and independent for the purposes of the NYSE Rules that do not apply to audit committees.  Because of the application of a per se bar relating to his position as a partner in Stikeman Elliott LLP, Mr. Emes has been determined to be not independent for audit committee purposes only.  Therefore, with the exception of Mr. MacIntyre and Mr. Emes, all directors have also been determined by the Board of Directors to be independent for audit committee purposes (see further discussion in the circular under "Corporate Governance and the Board of Directors").

YES

Director

Relationship

Barry E. Emes

Unrelated /Independent*

Harold N. Kvisle

Unrelated/Independent

Michael W. O'Brien

Unrelated/Independent

Kent J. MacIntyre

Related /Not Independent

Harold P. Milavsky

Unrelated/Independent

W. Glen Russell

Unrelated/Independent

James W. Patek

Unrelated/Independent

Peter Valentine

Unrelated/Independent

* Not independent for audit committee purposes.

4.	THE BOARD SHOULD APPOINT A COMMITTEE OF INDEPENDENT DIRECTORS, A MAJORITY OF WHOM ARE UNRELATED, TO NOMINATE NEW DIRECTORS AND ASSESS ALL DIRECTORS' PERFORMANCE.		X	X

The Board's Corporate Governance and EH&S Committee mandate includes this responsibility. Procedures for assessing directors' performance have been implemented for 2004 performance.  All members of the Corporate Governance and EH&S Committee have been determined by the Board of Directors to be unrelated and independent for the purposes of their membership in such Committee.

YES
5.	THE BOARD SHOULD IMPLEMENT A PROCESS FOR ASSESSING THE EFFECTIVENESS OF THE BOARD AS A WHOLE, THE COMMITTEES OF THE BOARD AND INDIVIDUAL DIRECTORS.		X	X
	The Corporate Governance and EH&S Committee has this responsibility and has implemented a formal procedure for 2004 performance.	YES

4

6.	EVERY CORPORATION SHOULD PROVIDE AN ORIENTATION AND EDUCATION PROGRAM FOR NEW RECRUITS TO THE BOARD.		X

Any new director appointed to the Board is briefed thoroughly about PrimeWest and the oil and gas royalty trust sector. Additional orientation, information and education programs are available at the request of individual directors.

YES
7.	EVERY BOARD SHOULD EXAMINE ITS SIZE AND, WITH A VIEW TO EFFECTIVENESS, CONSIDER REDUCING THE SIZE TO IMPROVE DECISION-MAKING.		X

The Board has examined its size, and has concluded that the Board size should be increased from seven to eight with the appointment of one additional unrelated director. Mr. Peter Valentine was appointed to the Board on April 15, 2004 and is an unrelated and independent director.  The Board has created a new Operations and Reserves Committee, redistributed the workload of the committees and reduced the size of each committee.

YES
8.	THE BOARD SHOULD REVIEW DIRECTORS' COMPENSATION TO ENSURE THAT IT ADEQUATELY REFLECTS RESPONSIBILITIES AND RISKS.		X
	The Compensation Committee, which consists only of independent and unrelated directors, carries out this responsibility annually.	YES
9.	COMMITTEES OF THE BOARD GENERALLY SHOULD BE COMPOSED OF NON-MANAGEMENT DIRECTORS, WITH THE MAJORITY BEING UNRELATED.		X

The Audit and Finance Committee, Corporate Governance and EH&S Committee and Compensation Committee of the PrimeWest Board are composed solely of unrelated and independent non-management directors. Mr. MacIntyre is a member of the Operations and Reserves Committee, the majority of the members of which are unrelated non-management directors.  Mr. MacIntyre is considered to be independent for the purposes of NI 51-101, which applies specifically to reserves committees.

YES
10.	EVERY BOARD SHOULD EXPRESSLY ASSUME RESPONSIBILITY FOR, OR ASSIGN TO A COMMITTEE, THE RESPONSIBILITY FOR DEVELOPING THE COMPANY'S APPROACH TO CORPORATE GOVERNANCE ISSUES.		X
	The Corporate Governance and EH&S Committee focuses on corporate governance and ensures that PrimeWest's corporate governance system is effective.	YES

5

11.	THE BOARD, TOGETHER WITH THE CEO SHOULD:		X
(a) develop position descriptions for the Board and for the CEO, setting out limits to management's responsibilities; and

The Board has established clear sets of responsibilities for the Board as a whole and for its committees. It has also done this for the CEO, with defined limits to his responsibilities. The CEO delegates responsibility to the senior officers of PrimeWest, who have written descriptions of their objectives.

YES
(b) approve or develop the corporate objectives for the Board and for the CEO.
	The full Board reviews and approves annual operating and financial objectives; management prepares these, and the CEO is accountable for them.	YES
12.	EVERY BOARD SHOULD HAVE STRUCTURES AND PROCEDURES TO ENSURE THAT IT CAN FUNCTION INDEPENDENTLY OF MANAGEMENT.		X

The Chair of the Board and five of the other seven directors are entirely unrelated and independent of management. Any member of the Board may call a meeting to be held without management present. Members of the Audit and Finance Committee meet directly with the Company's auditors, in part without management present.  Members of the Operations and Reserves Committee meet directly with the independent reserves engineering firm, in part without management present. The directors meet in camera for a portion of each Board and committee meeting.

YES
13.	ALL BOARDS SHOULD HAVE AN AUDIT COMMITTEE, CONSISTING ONLY OF NON-MANAGEMENT DIRECTORS, WHICH HAS A CLEARLY DEFINED MANDATE AND APPROPRIATE OVERSIGHT.		X	X (See Item 24)

The Audit and Finance Committee consists only of unrelated and independent directors and has direct access to external auditors. The Committee reviews financial reporting processes of PrimeWest, its systems of internal controls and the audit process.

YES

6

14.	THE BOARD SHOULD ENABLE AN INDIVIDUAL DIRECTOR TO ENGAGE AN OUTSIDE ADVISOR, IN APPROPRIATE CIRCUMSTANCES, AT THE EXPENSE OF THE COMPANY.		X
	In circumstances considered to be appropriate by the Corporate Governance and EH&S Committee, an individual director may engage an outside advisor at company expense.	YES
15.	EACH COMPANY MUST HAVE AN INTERNAL AUDIT FUNCTION.			X
	PrimeWest has an internal audit function that is staffed through an independent consultant.	YES
16.	LISTED COMPANIES MUST ADOPT AND DISCLOSE A CODE OF BUSINESS CONDUCT AND ETHICS FOR DIRECTORS, OFFICERS AND EMPLOYEES.			X
	A code of business conduct and ethics policy is in place for PrimeWest and is available at PrimeWest's website at www.primewestenergy.com and in print form to any Unitholder that requests it.	YES
17.	CEO MUST CERTIFY COMPLIANCE WITH NYSE CORPORATE GOVERNANCE RULES.			X
	The CEO will certify compliance to the NYSE Rules as set out in this Schedule "B".	YES
18.	THE NON-MANAGEMENT DIRECTORS OF LISTED COMPANIES MUST MEET AT REGULARLY SCHEDULED EXECUTIVE SESSIONS WITHOUT MANAGEMENT.			X
	At each meeting an in camera session is held without management present.	YES
19.	IF NOT ALL OF THE NON-MANAGEMENT DIRECTORS ARE INDEPENDENT, LISTED COMPANIES SHOULD, AT LEAST ONCE A YEAR, SCHEDULE AN EXECUTIVE SESSION INCLUDING ONLY INDEPENDENT DIRECTORS.			X
	Once a year as part of the annual strategic review the board meets with only independent directors.	YES
20.	THE NOMINATING/CORPORATE GOVERNANCE COMMITTEE MUST HAVE A WRITTEN CHARTER AND BE COMPOSED ENTIRELY OF INDEPENDENT DIRECTORS.			X

The Corporate Governance and EH&S Committee charter is in place and all members of the Committee have been determined by the Board of Directors to be independent for the purposes of their membership in such Committee.  The Corporate Governance and EH&S Committee charter is available at PrimeWest's website at www.primewestenergy.com and in print form to any Unitholder that requests it.

YES

7

21.	THE COMPENSATION COMMITTEE MUST HAVE A WRITTEN CHARTER AND BE COMPOSED ENTIRELY OF INDEPENDENT DIRECTORS.		X

The Compensation Committee charter is in place and all members of the Committee have been determined by the Board of Directors to be independent for the purposes of their membership in such Committee.  The Compensation Committee Charter is available at PrimeWest's website at www.primewestenergy.com and in print form to any Unitholder that requests it.

YES
22.

THE AUDIT COMMITTEE MUST SATISFY THE REQUIREMENTS OF RULE 10A-3 UNDER THE U.S. SECURITIES EXCHANGE ACT WHICH SPECIFIES THAT THIS COMMITTEE BE RESPONSIBLE FOR THE APPOINTMENT AND OVERSIGHT OF THE EXTERNAL AUDITORS AND THE HANDLING OF COMPLAINTS RELATING TO ACCOUNTING AND AUDITING MATTERS.  THIS RULE ALSO REQUIRES THAT THE COMMITTEE HAVE THE AUTHORITY TO ENGAGE ADVISORS AND THAT ALL COMMITTEE MEMBERS BE INDEPENDENT.

X
	The Audit & Finance Committee is structured in compliance with Rule 10A-3 UNDER THE U.S. SECURITIES EXCHANGE ACT.	YES
23.	THE AUDIT COMMITTEE MUST HAVE A MINIMUM OF THREE MEMBERS, EACH OF WHOM MUST BE "FINANCIALLY LITERATE"		X	X
	All members of the Audit and Finance Committee, being Messrs. Milavsky, O'Brien and Valentine, are "financially literate" within the meaning of the NYSE Rules and MI 52-110.	YES
24	THE AUDIT COMMITTEE MUST HAVE A WRITTEN CHARTER AND BE COMPOSED ENTIRELY OF INDEPENDENT DIRECTORS		X	X

The Audit and Finance Committee charter is in place and all members of the Committee have been determined by the Board of Directors to be independent for the purposes of their membership in such Committee.  The Audit and Finance Committee charter is available at PrimeWest's website at www.primewestenergy.com and in print form to any Unitholder that requests it (see further discussion in the circular under "Corporate Governance and the Board of Directors").

YES

8

25

SHAREHOLDERS MUST BE GIVEN THE OPPORTUNITY TO VOTE ON EQUITY COMPENSATION PLANS AND MATERIAL REVISIONS THERETO, EXCEPT FOR EMPLOYMENT INDUCEMENT AWARDS, CERTAIN GRANTS, PLANS AND AMENDMENTS IN THE CONTEXT OF MERGERS AND ACQUISITIONS, AND CERTAIN SPECIFIC TYPES OF PLANS.

X
	PrimeWest has complied and intends to continue complying with this requirement.	YES
26	LISTED COMPANIES MUST ADOPT AND DISCLOSE CORPORATE GOVERNANCE GUIDELINES		X
	PrimeWest's Corporate Governance guidelines are available at PrimeWest's website at www.primewestenergy.com and in print form to any Unitholder that requests them.	YES
27	EVERY ISSUER MUST REQUIRE ITS EXTERNAL AUDITOR TO REPORT DIRECTLY TO THE AUDIT COMMITTEE.			X

The Audit and Finance Committee mandate provides the authority to, among other things, retain and terminate the external auditors (subject to Unitholder approval) and to otherwise deal directly with all matters relating to the relationship of PrimeWest with its auditors.

YES
28

AN AUDIT COMMITTEE MUST HAVE THE AUTHORITY TO ENGAGE INDEPENDENT COUNSEL AND OTHER ADVISORS AS IT DETERMINES NECESSARY TO CARRY OUT ITS DUTIES, TO SET AND PAY THE COMPENSATION FOR ANY ADVISORS EMPLOYED BY THE AUDIT COMMITTEE, AND TO COMMUNICATE DIRECTLY WITH THE INTERNAL AND EXTERNAL AUDITORS.

X
	The Audit and Finance Committee mandate provides the Committee with the authority to do all of the foregoing.	YES

9

29	THE COMPENSATION COMMITTEE, ACTING ALONE OR TOGETHER WITH OTHER INDEPENDENT MEMBERS OF THE BOARD OF DIRECTORS, MUST APPROVE THE COMPENSATION OF THE CHIEF EXECUTIVE OFFICER.

The Compensation Committee, which consists only of independent and unrelated directors, reviews and recommends to the Board of Directors the approval of corporate goals and objectives relating to CEO compensation and recommends to the Board of Directors the approval of the CEO's annual compensation package.  One member of the Board of Directors, Mr. MacIntyre, is not considered to be independent for the purposes of the approval of CEO compensation.  PrimeWest anticipates that Mr. MacIntyre will be determined to be an independent member of the Board of Directors in 2006. This matter is disclosed on PrimeWest's website at www.primewestenergy.com.

		NO	X